UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ___)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☑

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Kabushiki Kaisha CHINTAI

(Name of Subject Company)
CHINTAI Corporation

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
CHINTAI Corporation furnishing this Form CB on behalf of a holding company to be incorporated

(Name of Person(s) Furnishing Form)
Common Share

(Title of Class of Subject Securities)
Not applicable

(CUSIP Number of Class of Securities (if applicable))
Kazuhiko Kawabuchi
CHINTAI Corporation
1-2-8 Toranomon
Minato-ku, Tokyo 105-0001, Japan
+81-3-3500-5557

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
The following documents are attached as exhibits to this Form CB:

Exhibit
Number

1.	English translation of Notice Regarding the Establishment of a Joint Holding Company (through a Share Transfer) between CHINTAI Corporation and ABLE INC., and Concluding an Agreement and Drafting a Share Transfer Plan in Relation Thereto, dated as of April 12, 2010.

2.	English translation of Notice Regarding Partial Changes to the Articles of Incorporation, dated as of April 12, 2010.

3.	English translation of Notice of Extraordinary Shareholders’ Meeting of CHINTAI Corporation, dated as of June 15, 2010.
Item 2. Informational Legends
The required legends have been included in prominent portions of the Exhibits 1 to 3 referred to in Item 1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
CHINTAI Corporation is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINTAI CORPORATION
Dated: June 15, 2010	/s/ Seiji Tezuka
	Name:	Seiji Tezuka
	Title:	Representative Director/President